Commission File Number

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

January 22, 2004

Valentia Telecommunications
eircom Funding
Valentia Holdings Limited
eircom Limited
(Translation of registrant's name into English)

114 St. Stephen's Green West,
Dublin 2
Ireland
Tel: (+353) 1 701 5000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

        Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number

Contents: Consent Solicitation Statement; Letter of Consent; Letter to Clients; Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; and Press Release.

Valentia Telecommunications ("Valentia") and eircom Funding ("eircom") issued a press release today announcing the commencement of a solicitation of consents to certain indenture amendments relating to Valentia's €550,000,000 7.25% Senior Notes Due 2013 and eircom's €285,000,000 8.25% Senior Subordinated Notes Due 2013 and $250,000,000 8.25% Senior Subordinated Notes Due 2013. The text of the press release and the Consent Solicitation Statement and related materials are attached as exhibits to this report.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333-110042) as amended, filed by Valentia, eircom, Valentia Holdings Limited and eircom Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Valentia under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST

Exhibit	Description
99.1	Consent Solicitation Statement, dated the date hereof, relating to the solicitation of consents (the "Consent Solicitation") to amendments to certain provisions of the indentures governing Valentia's €550,000,000 7.25% Notes due 2013 and eircom's $250,000,000 8.25% Notes due 2013 and €285,000,000 8.25% Notes due 2013.
99.2	Letter of Consent, dated the date hereof.
99.3	Letter to Clients, dated the date hereof.
99.4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated the date hereof.
99.5	Press Release, dated the date hereof, relating to the Consent Solicitation.

Commission File Number

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: January 22, 2004	Title:	Chief Executive Officer

Commission File Number

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: January 22, 2004	Title:	Chief Executive Officer

Commission File Number

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Holdings Limited (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: January 22, 2004	Title:	Chief Executive Officer

Commission File Number

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
	Name:	Dr. Philip Nolan
Date: January 22, 2004	Title:	Chief Executive Officer